Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission on April 23, 2019 (the “2018 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2018 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2018 Form 20-F.

Overview

We are a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. We provide the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. Connecting cloud-based ads display terminal owners, advertisers, and consumers, we build up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem to ultimately achieve the mission “Our technology makes advertising and branding affordable and effective for everyone.”

We were founded in 1993 and are headquartered in Shenzhen, China. Prior to 2014, we generated majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes, and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was relatively small in 2016 and 2017, which is expected to pick up quickly in future years along with the roll-out of our cloud-based new media terminals and elevator IoT box.

In May 2017, we completed the business transformation and rolled out Cloud-Application-Terminal and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home Advertising Market. In 2017, we generated most revenue from selling fully integrated ads display terminals. The revenue generated from SaaS and other software products and services remained small in 2017.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, goodwill, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2019 and 2018, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$7,082,217	100.00%	$11,364,033	100.00%
Costs of revenue	3,966,546	56.01%	6,098,127	53.66%
Gross profit	3,115,671	43.99%	5,265,906	46.34%
Administrative expenses	(3,138,340)	(44.31)%	(1,780,694)	(15.67)%
Research and development expenses	(1,907,116)	(26.93)%	(2,484,574)	(21.86)%
Selling expenses	(301,028)	(4.25)%	(198,500)	(1.75)%
Income (loss) from operations	(2,230,813)	(31.50)%	802,138	7.06%
Subsidy income	339,604	4.80%	333,660	2.94%
Other (loss) income, net	(55,430)	(0.78)%	(6,033)	(0.05)%
Interest income	67,871	0.96%	1,218	0.01%
Interest expense	(214,002)	(3.02)%	(244,455)	(2.15)%
Income (loss) before income taxes	(2,092,770)	(29.55)%	886,528	7.80%
Income tax benefit	270,747	3.82%	1,286,388	11.32%
Income	(1,822,023)	(25.73)%	2,172,916	19.12%
Less: net (income) loss attributable to non- controlling interest	6,749	0.10%	(168,219)	(1.48)%
Net income attributable to Company	$(1,815,274)	(25.63)%	$2,004,697	17.64%

Revenue

Revenue was $7.1 million for the first six months of 2019, compared to $11.4 million for the same period last year, a decrease of $4.3 million, or 37.7%. The decrease was primarily due to the slowdown of the new-media industry in China for the first half year of 2019 attributed to the unfavorable macro environment.

Costs of Revenue and Gross Profit

Cost of revenue decreased by $2.1 million, or 35.0%, to $4.0 million, for the first six months of 2019, from $6.1 million for the same period last year. As a percentage of revenue, cost of revenue increased to 56.0% during the first half year of 2019, from 53.7% for the same period of last year. As a result, gross profit was $3.1 million for the first six months of 2019, a decrease of $ 2.2 million compared to $5.3 million for the first six months of 2018. Gross profit as a percentage of revenue was 44.0% for the first six months of 2019, slightly decreased from 46.3% for the same period of last year.

The decrease in the overall gross profits was primarily resulted from the increase in procurement price of hardware components for our cloud-based smart display terminals, and the decrease of software revenue in our total revenue mix which usually enjoys a higher gross margin.

Administrative, R&D and Selling expenses

Administrative expenses increased by $1.4 million, or 76.2%, to $3.1 million for the first six months of 2019, from $1.8 million for the same period of 2018. Such increase was a result of an increase of $1.7 million in provision for doubtful account receivables, offset by the decrease in amortization of intangible assets and payrolls. As a percentage of revenue, administrative expenses increased to 44.3% for the first six months of 2019, from 15.7% for the same period of 2018.

Research and development (“R&D”) expenses decreased by $0.6 million, or 23.2%, to $1.9 million for the first six months of 2019, from $2.5 million for the first six months of 2018. Such decrease was primarily due to decrease in payroll and benefits for R&D staff as a result of the decrease in headcount, and the decrease of depreciation of software purchased. As a percentage of revenue, R&D expenses increased to 26.9% for the first six months of 2019, from 21.9% for the same period of last year.

Selling expenses increased by $0.1 million, or 51.7%, to $0.3 million for the first six months of 2019, from $0.2 million for the first six months of 2018. This increase was primarily due to the increased headcount of sales and marketing staff.

Net (loss) income attributable to Company

For the first six months of 2019, net loss attributable to the Company was $1.8 million, compared to a net income attributable to the Company of $2.0 million for the same period of last year.

Cash and Financial Position

As of June 30, 2019, the Company had cash and cash equivalents of $1.3 million and restricted cash of $0.1 million, compared to $1.7 million as of December 31, 2018. Working capital was of $5.2 million as of June 30, 2019, an increase of $0.3 million comparing to a working capital of $4.9 million as of December 31, 2018.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$(765,961)	$629,344
Net cash used in investing activities	$(647,181)	$(399,953)
Net cash provided by (used in) financing activities	$1,147,892	$(374,277)

Operating Activities

Net cash used in operating activities was $0.8 million for the first six months of 2019, compared to net cash provided by operating activities was $0.6 million for the first six months of 2018. For the first six months of 2019, negative operating cash flow was mainly attributable to the increase of account receivables, other receivable and prepaid expenses and advances to suppliers.

Investing Activities

Net cash used in investing activities was $0.6 million for the six months of 2019, and net cash used in investing activities was $0.4 million for the six months of 2018. The change was primarily due to the purchase of more property and equipment as compared with the same period last year.

Financing Activities

Net cash provided by financing activities was $1.1 million for the six months of 2019 mainly attributable to short-term bank borrowings of $2.5 million, partially offset by $1.4 million in repayment of short-term loans. Net cash used in financing activities was $0.4 million for the six months of 2018 mainly attributable to short-term bank borrowings of $1.1 million with $1.5 million in repayment of short-term loans.